Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of ProCap Financial, Inc. (the “Company”, “we” or “our”) capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”) are included as exhibits to the Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). You are encouraged to read the applicable provisions of Delaware law, the Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities.

General

Our authorized capital stock consists of 550,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 50,000,000 shares of preferred stock, par value $0.001 per share. We currently have 83,422,775 shares of Common Stock outstanding.

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Delaware law and our Charter and Bylaws.

Common Stock

Voting rights. Each share of Common Stock is entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our Charter. Our Charter and Bylaws do not provide for cumulative voting rights. Directors will be elected by plurality vote of the shares of Common Stock present at an annual meeting and entitled to vote. Unless otherwise required by law, our Charter, or Bylaws, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a simple majority of the voting power of the shares present in person or by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividend rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Rights upon liquidation. Upon a liquidation event, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other rights. Holders of our Common Stock will have no preemptive, conversion, subscription or other rights, and as of the closing of the Business Combination (as defined in the Business Combination Agreement) there will be no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors (“Board”) has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control or other corporate action. Currently, no shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Convertible Notes

In connection with the execution of the business combination agreement, dated as of December 5, 2025 (the “Business Combination Agreement”), certain qualified investors (the “Convertible Note Investors”) each entered into the convertible note subscription agreements (the “Convertible Note Subscription Agreements”) with us and Columbus Circle Capital Corp I, a Cayman Islands exempted company (“CCCM”) pursuant to which, upon the closing of the convertible notes offering (the “Issuance Date”), the Convertible Note Investors agreed to the convertible notes issued by us (the “Convertible Notes”), in an aggregate principal amount of $235 million, for an aggregate purchase price equal to 97% of the aggregate principal amount of the Convertible Notes (the “Convertible Note Financing”). The Convertible Note Financing was funded at the closing date (the “Closing”).

The Convertible Notes have a conversion rate of 76.9 shares per $1,000 equal to an approximately $13.00 conversion price, zero interest rate, maturity of up to 36 months from the Issue Date, and will be 1:1 times collateralized by cash, cash equivalents and certain Bitcoin assets (with Bitcoin having a value of 0.50 to 1.0). U.S. Bank National Trust, N.A. will serve as collateral agent and trustee with regard to the Convertible Notes and associated indenture and security arrangements. Proceeds from the Convertible Note Financing will be utilized for purposes of acquiring additional Bitcoin and for working capital purposes. The Convertible Notes have an associated 144A CUSIP number to facilitate the possibility of trading amongst qualified institutional buyers; however, the Convertible Notes are not otherwise be registered or tradeable.

On February 9, 2026, we entered into privately negotiated notes repurchase agreements (the “Repurchase Agreements”) with certain holders (the “Noteholders”) of certain of our outstanding 0.00% Convertible Senior Secured Notes due 2028 (the “2026 Convertible Notes”) under the indenture, pursuant to which we agreed to repurchase (the “Repurchase”) approximately $135.40 million in aggregate principal amount of the 2026 Convertible Notes held by the Noteholders for an aggregate of approximately $119.20 million in cash.

Warrants

Public Warrants

Each whole public warrant (“Public Warrant”) entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the A&R Warrant Agreement (as defined below), a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of our Common Stock. This means only a whole warrant may be exercised at a given time by a Public Warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not be obligated to deliver any shares of our Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of our Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue shares of our Common Stock upon exercise of a Public Warrant unless the share of our Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant is not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant.

We have registered the offering of the shares of our Common Stock issuable upon exercise of the Public Warrants in the Registration Statement on Form S-1 (File No. 333-292590) that was declared effective on January 20, 2026. We will use our commercially reasonable efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain a current prospectus relating to the shares of our Common Stock issuable upon exercise of the Public Warrants until the expiration of the Public Warrants in accordance with the provisions of the A&R Warrant Agreement. If the registration statement covering the shares of our Common Stock issuable upon exercise of the Public Warrants is not effective by the sixtieth (60) business day after the Closing, Public Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of our Common Stock are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event it so elects, we will not be required to file or maintain in effect a registration statement.

Redemption of Public Warrants when the price per share of our Common Stock equals or exceeds $18.00. Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant; upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

●	if, and only if, the closing price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the Business Combination and ending three business days before we send the notice of redemption to the Public Warrant holders.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of our Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of our Common Stock is available throughout the measurement period. If and when the Public Warrants become redeemable by it, we may not exercise its redemption right if the issuance of our Common Stock upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use its best efforts to register or qualify such Common Stock under the blue sky laws of the state of residence in those states in which the Public Warrants were offered by us in this offering. We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the shares of our Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 Public Warrant exercise price after the redemption notice is issued.

Redemption procedures. A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrants, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of our Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of our Common Stock is increased by a stock capitalization payable in shares of our Common Stock, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of our Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of our Common Stock. A rights offering made to all or substantially all holders of our Common Stock entitling holders to purchase shares of our Common Stock at a price less than the fair market value will be deemed a stock capitalization of a number of shares of our Common Stock equal to the product of (i) the number of shares of our Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of our Common Stock) and (ii) the quotient of (x) the price per share of our Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable shares of our Common Stock, in determining the price payable for shares of our Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of our Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of our Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or makes a distribution in cash, securities or other assets to all or substantially all the holders of shares of our Common Stock on account of such shares of our Common Stock (or other securities into which the Public Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock sub-division or reclassification of shares of our Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of our Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of our Common Stock.

Whenever the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of our Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at a Newly Issued Price (as defined in the A&R Warrant Agreement) of less than $9.20 per shares of our Common Stock, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value of the shares of our Common Stock is below $9.20 per share, then the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Redemption of Public Warrants when the price per share of our Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of our Common Stock (other than those described above or that solely affects the par value of such shares of our Common Stock), or in the case of any merger or consolidation with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property of as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of our Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event (the “Alternative Issuance”).

The Public Warrants will be issued in registered form under the Warrant Assignment, Assumption and Amendment Agreement entered into by and among Continental Stock Transfer & Trust Company, as Public Warrant agent, CCCM and us (the “A&R Warrant Agreement”). The A&R Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the A&R Warrant Agreement to the description of the terms of the Public Warrants and the A&R Warrant Agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on our Common Stock as contemplated by and in accordance with the A&R Warrant Agreement, (iii) adding or changing any provisions with respect to matters or questions arising under the A&R Warrant Agreement as the parties to the A&R Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants or (iv) to provide for the delivery of the Alternative Issuance. All other modifications or amendments require the vote or written consent the holders of at least 50% of the then-outstanding Public Warrants, except that amending the A&R Warrant Agreement will require a vote of holders of at least 50% of the private warrants (including the vote or written consent of Cohen Capital Markets and Clear Street) or working capital warrants solely with respect to any amendment to the terms of the private warrants or working capital warrants (including, for the avoidance of doubt, the forfeiture of cancellation of any warrants).

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the Public Warrant agent, with the exercise form on the reverse side of the Public Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of our Common Stock and any voting rights until they exercise their Public Warrants and receive shares of our Common Stock. After the issuance of shares of our Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

We agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the A&R Warrant Agreement will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The private warrants are identical to the Public Warrants except that, so long as they are held by Columbus Circle 1 Sponsor Corp LLC or its permitted transferees (the “Private Warrants”), the Private Warrants (i) may not (including the shares of our Common Stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Business Combination, (ii) are entitled to registration rights and (iii) with respect to Private Warrants held by Cohen Capital Markets, Clear Street and/or their designees, will not be exercisable more than five years from the commencement of sales in CCCM’s initial public offering in accordance with the Financial Industry Regulatory Authority Rule 5110(g)(8). We have registered the offering of the shares of our Common Stock issuable upon exercise of the Private Warrants in the Registration Statement on Form S-1 (File No. 333-292590) that was declared effective on January 20, 2026. Amending the A&R Warrant Agreement (including, for the avoidance of doubt, the forfeiture of cancellation of any warrants) will require a vote of holders of at least 50% of the Private Warrants (including the vote or written consent of CCM and Clear Street) or working capital warrants solely with respect to any amendment to the terms of the Private Warrants or working capital warrants. All other modifications or amendments require the vote or written consent the holders of at least 50% of the then-outstanding Public Warrants.

Election of Directors and Vacancies; Board of Directors

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors of our Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board, but shall initially consist of five (5) directors, which shall be divided into three (3) classes, designated Class I, II and III. Under our Bylaws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the votes cast with respect to a nominee at the meeting of stockholders for the election of directors. All directors will be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal.

Except as the Delaware General Corporation Law (“DGCL”) may otherwise require and subject to the rights, if any, of the holders of any series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause may be filled by the affirmative vote of a simple majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s death, resignation or removal.

Except as prohibited by applicable law or our Charter, any director or the entire Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors.

In addition to the powers and authority expressly conferred upon them by statute or by our Charter or Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, our Charter and the Bylaws adopted and in effect from time to time; provided, however, that no Bylaw adopted, amended, altered or repealed after the date of the Bylaws will invalidate any prior act of our directors or officers which would have been valid if such Bylaws had not been adopted, amended, altered or repealed.

Quorum

A majority in voting power of the shares of the Company entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) the stockholders by the affirmative vote of the holders of a majority of the voting power of the our Common Stock present in person or by proxy at the meeting entitled to vote thereon, shall have power to adjourn the meeting from time to time, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Anti-takeover Effects of our Charter and Bylaws

Our Charter and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Stock Market, LLC (“Nasdaq”), which would apply if and so long as the our Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to our management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of our Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of our preferred stock, special meetings of our stockholders may be called only by the Board of Directors or the Chair of the Board or by the secretary following receipt of one or more written demands to call a special meeting of stockholders who own, in the aggregate, at least 25% of the voting power of our Company. A special meeting requested by stockholders shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting is received by the secretary.

The Bylaws also provide that unless otherwise restricted by our Charter or the Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission.

In addition, our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a simple majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Delaware Anti-Takeover Statute

In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the Board or holders of two-thirds (66 2/3%) of the voting power of the outstanding capital stock held by stockholders unaffiliated with the interested stockholder approve the business combination. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders. Pursuant to our Charter, we opted out of Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter limits the liability of our directors and officers to the fullest extent permitted by law as it now exists or hereafter be amended, and our Bylaws provide that we will indemnify and hold them harmless to the fullest extent permitted by such law. We have entered into indemnification agreements with its directors and officers. Under the terms of such indemnification agreements, we will be required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of our Company or any of our subsidiaries or was serving at out request in an official capacity for another entity. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.

Exclusive Jurisdiction of Certain Actions

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of us, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder to us or our stockholders, (c) any action asserting a claim against us, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DCGL or our Charter or our Bylaws (each, as may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine; and (ii) subject to the preceding provisions and although there is uncertainty as to whether a court would enforce such provision, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Our Charter expressly provides that, notwithstanding any provision therein to the contrary, the foregoing exclusive forum provision shall not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. For more information and risks about the potential impact of such provision on stockholders, also see “Risk Factors-Risks Related to Being a Public Company.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Listing

Our Common Stock is listed on the Nasdaq Global Market under the symbol “BRR” and our Warrants are listed on the Nasdaq Capital Market under the symbol “BRRWW.”